SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               HUNGRY MINDS, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                         HMI ACQUISITION CORP. (OFFEROR)
                 a direct or indirect wholly-owned subsidiary of

                             JOHN WILEY & SONS, INC.
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))

                 Class A Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    445549108
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Richard S. Rudick, Esq.,
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                             New York, NY 10158-0012
                                  212-850-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

NY2:\1071116\01\MYH801!.DOC\81086.0018

                                                CALCULATION OF FILING FEE
------------------------------------------------------------ ---------------------------------------------------------
                  Transaction Valuation*                                      Amount of Filing Fee*
                      not applicable                                              not applicable
------------------------------------------------------------ ---------------------------------------------------------
*    As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable          Filing Party:  Not applicable

Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:


                -----------------------------------------------




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

Ellis  E. Cousens (Wiley CFO)
(212) 850-6534
ecousens@wiley.com
------------------

Susan Spilka (Wiley Corporate Communications)
(212) 850-6147
sspilka@wiley.com
-----------------

Alan Winnikoff (Hungry Minds)
(212) 884-5063
awinnikoff@hungryminds.com
--------------------------

                          WILEY TO ACQUIRE HUNGRY MINDS

New York, NY August 13, 2001 -- William J. Pesce, President and Chief Executive Officer of John Wiley & Sons, Inc. (NYSE:JWa) (NYSE:JWb), announced today that the global publishing company has signed a definitive agreement to acquire Hungry Minds, Inc. (Nasdaq:HMIN), the publisher of the best-selling For Dummies series, the technological Bible and Visual series, Frommer's travel guides, CliffsNotes, Webster's New World Dictionary, and other market-leading brands.

Under the terms of the merger agreement, Wiley has agreed to pay an aggregate consideration of $182.5 million, consisting of $90 million for the fully diluted equity of Hungry Minds and an estimated $92.5 million of HMIN's outstanding funded debt that Wiley will pay or assume at closing. The acquisition will be accomplished via a cash tender offer at $6.09 per share by Wiley, to be commenced shortly, for all of HMIN's outstanding stock, followed by a cash merger. The tender offer is expected to be consummated around mid-September 2001. The acquisition is subject to regulatory clearance, HMIN stockholder approval (if required), and customary closing conditions. International Data Group, Inc. (IDG), which owns about 76% of HMIN's outstanding stock, has agreed to support the transaction and to tender its HMIN shares into Wiley's tender offer.

"The long-term value of Hungry Minds' world-renowned brands makes this a unique opportunity to build on our proven track record with acquisitions and exploit our strong global position," said Mr. Pesce. "The acquisition of HMIN is an excellent opportunity to accelerate Wiley's revenue and earnings growth and enhance our competitive position in the professional/trade market," he continued. On a cash EPS basis the acquisition is estimated to be neutral in the current fiscal year and accretive thereafter.

John Kilcullen, Chairman and CEO of Hungry Minds, said, "Over the last eleven years we have built the leading portfolio of knowledge brands in the publishing industry. Wiley is a company whose longstanding and distinguished publishing tradition makes it an ideal home for our brands, customers, employees, and all business partners."

Hungry Minds' and Wiley's publishing programs represent an excellent strategic fit. Hungry Minds has 2,500 active titles in 39 languages, including 600 frontlist titles and revisions per year, which generated revenues of $136 million for the nine months ended June 30, 2001. They have best-selling brands in both the consumer and technology areas, such as For Dummies, Betty Crocker, Bible, CliffsNotes, Frommer's, the Unofficial Guide, Visual, Weight Watchers, and Webster's New World. Hungry Minds also owns the Web sites www.CliffsNotes.com, www.dummies.com, and www.frommers.com.

The acquisition will signficantly boost the already strong market presence of Wiley's professional/trade business, which generated nearly one-third of the company's $614 million fiscal 2001 revenues. Wiley's professional/trade business publishes annually about 750 new and revised books and electronic products and services in computers, business, accounting, psychology, architecture/engineering, general interest, culinary arts, health, non-profit sector management, and other subject areas. The company leverages multiple distribution channels, including bookstores, the Internet, and direct marketing, by developing products in the United States, Canada, Europe, Asia, and Australia for customers worldwide.

Hungry Minds, Inc. (Nasdaq:HMIN), was founded in 1990 and is a leading global knowledge company with a diverse portfolio of technology, business, consumer, and how-to brands, computer-based learning tools, Web-based products and Internet e-services. Over the past three years, HMIN made a number of acquisitions, including Cliffs Notes (December 1998), Macmillan General Reference (August 1999), and hungryminds.com (August 2000). More information about Hungry Minds is available from the company's SEC filings or by visiting their corporate Web site at www.hungryminds.com.

Founded in 1807, John Wiley & Sons, Inc., provides must-have content and services to customers worldwide. Our core businesses include scientific, technical, and medical journals, encyclopedias, books, and online products and services; professional and consumer books and subscription services; and educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The company is listed on the New York Stock Exchange under the symbols JWa and JWb. Wiley's recently relaunched Internet site can be accessed at www.wiley.com.


Wiley management will devote a significant portion of its previously scheduled First Quarter Fiscal 2002 Conference Call, at 10:30 a.m. EDT on Tuesday, September 4, 2001, to a discussion of the acquisition of HMIN. To participate in the conference call, please dial the following number approximately ten minutes prior to the scheduled starting time: (800) 289-0437

International callers may participate by dialing: (913) 981-5508. A live audio Webcast will be accessible at www.wiley.com. A replay of the call will be available from 1:30 p.m. (EDT) on Tuesday, September 4 through 8:00 p.m. (EDT) on Tuesday, September 11, by dialing (888) 203-1112 or (719) 457-0820 and entering Passcode 738727. If you have any questions regarding the call, please call Susan Spilka at John Wiley & Sons, Inc., at (212) 850-6147 or Wendi Kopsick at Kekst and Company at (212) 521-4867.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995
----
This report contains certain forward-looking statements concerning the company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; and (viii) other factors detailed from time to time in the company's filings with the Securities and Exchange Commission. The company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY WILEY WITH THE SEC, AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY HMIN WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY WILEY AND HMIN AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

                                       ###











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